SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 5)*

Under the Securities Exchange Act of 1934

Southwest Airlines Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

844741108
(CUSIP Number)

Elliott Investment Management L.P.

360 S. Rosemary Ave, 18th Floor

West Palm Beach, FL 33401

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844741108	Schedule 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 61,116,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 61,116,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,116,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 844741108	Schedule 13D/A	Page 3 of 6 Pages

The following constitutes Amendment No. 5 to the Schedule 13D (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(c) This statement is being filed by Elliott Investment Management L.P., a Delaware limited partnership (“EIM” or the “Reporting Person”), the investment manager of Elliott Associates, L.P., a Delaware limited partnership (“Elliott”) and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”, and together with Elliott, the “Elliott Funds”), with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries. Elliott Investment Management GP LLC, a Delaware limited liability company (“EIM GP”), is the sole general partner of EIM. Paul E. Singer (“Singer”) is the sole managing member of EIM GP.

EIM

The business address of EIM is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

The principal business of EIM is to act as investment manager for the Elliott Funds.

The name, business address, and present principal occupation or employment of the general partner of EIM is as follows:

NAME	ADDRESS	OCCUPATION

Elliott Investment Management GP LLC	360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401	General partner of EIM

EIM GP

The business address of EIM GP is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

The principal business of EIM GP is serving as a general partner of EIM.

The name, business address, and present principal occupation or employment of the managing member of EIM GP is as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401	Sole managing member of EIM GP

SINGER

Singer’s business address is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

Singer’s principal business is to serve as the sole managing member of EIM GP.

CUSIP No. 844741108	Schedule 13D/A	Page 4 of 6 Pages

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(c) above. Singer is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The aggregate cost of the shares of Common Stock directly held by the Elliott Funds is approximately $1,603,847,662.

The Reporting Person may effect purchases of the shares of Common Stock through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On October 23, 2024, EIM and the Elliott Funds entered into a cooperation agreement with the Issuer (the “Cooperation Agreement”). Concurrent with the execution of the Cooperation Agreement, the Elliott Funds and EIM irrevocably withdrew the Special Meeting Request and all related materials and notices submitted to the Issuer in connection therewith or related thereto. The full text of the Cooperation Agreement is included as Exhibit 99.9 and is incorporated by reference herein. In addition, EIM terminated each of the Candidate Agreements with each of the Nominee Reporting Persons previously disclosed in Item 4 of the Schedule 13D. Accordingly, each of the Nominee Reporting Persons is no longer a Reporting Person on this Schedule 13D, and may no longer be deemed to be part of a “group” with EIM.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(d) of the Schedule 13D are hereby amended and restated to read as follows:

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 599,157,019 shares of Common Stock outstanding as of July 25, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed by the Issuer with the Securities and Exchange Commission on July 29, 2024.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 844741108	Schedule 13D/A	Page 5 of 6 Pages

(c) No transactions in the shares of Common Stock have been effected by the Reporting Person since the filing of Amendment No. 4.

(d) No persons other than the Elliott Funds and/or their respective subsidiaries and EIM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by EIM.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

Item 4 of this Amendment No. 5 is incorporated herein by reference.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 99.9:	Cooperation Agreement, dated October 23, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2024).

CUSIP No. 844741108	Schedule 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 24, 2024

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President